July 25, 2007

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attn: Kevin Woody, Branch Chief, Division of Corporate Finance

Re:	Northstar Realty Finance Corp. Form 10-K for Fiscal Year Ended December 31, 2006 Form 10-Q for Quarterly Period Ended March 31, 2007 File No. 001-32330

Dear Mr. Woody:

Set forth below are the responses of Northstar Realty Finance Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), received by letter dated July 16, 2007 (the “July 16 Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2006 (the “Form 10-K”) filed on March 15, 2007 and the Company’s Form 10-Q for the quarterly period ended March 31, 2007 (the “Form 10-Q”) filed on May 10, 2007.

For convenience of reference, each Staff comment contained in the July 16 Letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the July 16 Letter, and is followed by the corresponding response of the Company.

Form 10-K for the year ended December 31, 2006

Comment 1 - Item 6. Selected Financial Data, page 39

It does not appear you have included all the required selected financial data pursuant to Item 301 of Regulation S-K, specifically your redeemable preferred stock and your cash dividend declared per common share. Please tell us how you have complied with Item 301 of regulation S-K, or tell us why you believe it was not necessary to disclose these items.

Response to Comment No. 1:

In response to the Staff’s comment on the required selected financial data pursuant to Item 301 of Regulation S-K, the Company notes that Item 301 requires the inclusion of redeemable preferred stock, as defined in section 210.5-02.28(a) of Regulation S-X. In the Company’s consideration of the required disclosure under Item 301 of Regulation S-K it concluded that separate disclosure of its redeemable preferred stock was not required because the preferred stock does not meet the criteria set forth in Section 301 of Regulation S-X because it is neither subject to mandatory redemption nor is its redemption outside the control of the Company.

NorthStar Realty Finance Corp. 399 Park Avenue, New York, NY 10022 T 212 547-2600 F 212 547-2700

The Company refers the Staff to Item 5 on page 37 and Note 16 of the consolidated financial statements on page 105 where it discloses cash paid for dividends. The Company will disclose the cash paid for dividends in its Selected Financial Data table in future filings.

Comment 2 - Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Off Balance Sheet Arrangements, page 57

We note you disclose your off-balance sheet arrangements. It does not appear that you have provided all the disclosures required by Item 303 of Regulation S-K, specifically the amount of cash flows arising from these arrangements. Please tell us how you have complied with Item 303 of Regulation S-K, or tell us why you believe it was not necessary to disclose this item.

Response to Comment No. 2

In response to the Staff’s comment, the Company notes that in preparing the disclosures required by Item 303 of Regulation S-K it considered that Item 303 of Regulation S-K expressly provides that disclosure of the various effects of off balance sheet arrangements is required to the extent it is material to investors and that further, more detailed disclosure of cash flows is required only if necessary to an understanding of such arrangements. The Company believes it has provided disclosure of material information and that which is necessary to facilitate an understanding of its arrangement, by describing on page 57 the nature of the income stream and the maximum exposure to loss, which, in the Company’s opinion, is the only disclosure that is necessary to obtain an understanding of these off balance sheet arrangements. In addition, the Company discusses the income and fees generated from these off-balance arrangements in detail in its MD&A on page 48 under the caption “Interest Income- Related Parties” and “Advisory and Management Fee Income- Related Parties”.

NorthStar Realty Finance Corp. 399 Park Avenue, New York, NY 10022 T 212 547-2600 F 212 547-2700

Comment 3 -Non-GAAP Financial Measures-Funds from Operations and Adjusted Funds from Operations, page 60

We note you disclose AFFO under the caption non-GAAP financial measures. It does not appear that your disclosure comply with Item 10(e) of Regulation S-K. Please tell us how you have complied with the disclosure requirements of Item 10(e) and, within your response, specifically tell us whether management uses this measure as a performance or liquidity measure.

Response to Comment No. 3

In response to the Staff’s comment, the Company has reviewed the disclosure regarding FFO and AFFO on page 60 and compared its disclosure to the requirements of Item 10(e) of Regulation S-K.  Set forth below are the requirements of Item 10(e)(i)(A) through (D) with each such paragraph followed immediately by the Company’s explanation of how the Company has complied with such requirements. With regard to the specific request of the comment, as noted in the first sentence of the first paragraph on page 60 under the caption “Non-GAAP Financial Measures- Funds from Operations and Adjusted Funds from Operations”, management uses FFO and AFFO as measures of operating performance. Later in the same paragraph, in the third and fourth sentences, the Company contrasts its use of these measures with statements of its belief of the use of these measures by analysts and investors.

(A) A presentation, with equal or greater prominence of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Acceptable Accounting Principles (GAAP)

The Company notes that the first amount a reader sees in looking at the reconciliation of  FFO and AFFO to net income before minority interests is such net income calculated in accordance with GAAP, which the Company believes is the most directly comparable financial measure, thus providing such net income with greater prominence than either FFO or AFFO.  Additionally, well before page 60, which is the first and only time FFO or AFFO is quantified, a reader will be presented with net income in accordance with GAAP.  See page 40 of the Form 10-K.

(B)  A reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP identified in paragraph (e)(1)(i)(A) of this section.

The Company has included on page 61 of the Form 10-K a quantitative reconciliation between the non-GAAP financial measures disclosed and the most directly comparable financial measure presented in accordance with GAAP (i.e., net income (loss) before minority interest).

NorthStar Realty Finance Corp. 399 Park Avenue, New York, NY 10022 T 212 547-2600 F 212 547-2700

(C) A statement disclosing the reasons why the registrant's management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant's financial condition and results of operations.

The Company states on page 60 in the fourth and fifth sentences of the first paragraph under the caption “Non-GAAP Financial Measures- Funds from Operations and Adjusted Funds from Operations” and in the second sentence of the second paragraph under such caption the reasons that management believes the measures are useful to investors.

(D) To the extent material, a statement disclosing the additional purposes, if any, for which the registrant's management uses the non-GAAP financial measure that are not disclosed pursuant to paragraph (e)(1)(i)(C) of this section;

The Company states on page 60 in the first sentence of the second paragraph under the caption “Non-GAAP Financial Measures- Funds from Operations and Adjusted Funds from Operations” the additional reasons why management uses FFO and AFFO.

Comment 4- Financial Statements-Consolidated and Combined Statements of Operations, page 70

We note that you disclose on the face of the income statements that basic and diluted EPS are the same. It also appears that you have issued dilutive instruments including the redeemable preferred stock. Please tell us why basic and diluted EPS are the same or how you have complied with paragraphs 36 and 40 of SFAS 128.

Response to Comment No. 4

The Company believes that its redeemable preferred stock is not a dilutive instrument because it is not redeemable for common stock. Rather, the Company’s redeemable preferred stock is only redeemable at the Company’s option for cash. Basic and dilutive EPS are the same because our dilutive shares include our common stock and the limited partnership units, which is the minority interest in the operating partnership that participates in dividends. Since the limited partnership units participate equally with our common stock one for one in income and loss, the calculation yields the same result and there is no dilutive effect.

The Company’s basic earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares. The diluted earnings per share is calculated by dividing net income before minority interest net of preferred dividends by the weighted average diluted shares of common stock. Since the foregoing line items are readily discernable from the statement of operations, the Company believes the face of the statement of operations is adequate without an additional reconciliation.

NorthStar Realty Finance Corp. 399 Park Avenue, New York, NY 10022 T 212 547-2600 F 212 547-2700

Notes to Consolidated and Combined Financial Statements

Comment 5 - Note 15. Equity Based Compensation, page 101

It does not appear that you have provided all the required disclosures in accordance with SFAS 123(R). Please explain to us how you have complied with the disclosure requirements of paragraph 64 and A240-A241 of SFAS 123 (R).

Response to Comment No. 5

The Company notes the Staff’s comment. The awards granted under the Company’s equity based compensation plans are solely units of limited partnership interest in the operating partnership. Each such limited partnership interest is redeemable at the option of the holder for one share of common stock and is subject to a three year vesting period. Additionally, the limited partnership interests participate in dividends at the same rate as the Company’s common stock. Based upon this type of grant, which is not dilutive to the common shareholders, we believe our disclosure was adequate. The Company set forth a description of each of its plans, setting forth the number of shares authorized under the plans, the amount granted to date, the vesting period and the amount of compensation expense recorded in connection with each plan. The Company provided a further discussion of the accounting treatment under the plans in its 10-K, during the year the plan was initiated.

Comment 6 - 2006 Outperformance Plan, page 104

We note management’s use of an appraiser in the estimation process for valuing target based compensation plans. As the appraiser appears to be an expert, please name the appraiser and provide the appropriate consent.

Response to Comment No. 6

The Company has reviewed the disclosure on page 104 of its Form 10-K and notes that the valuation of the plan is the Company’s valuation.  The Company notes that the valuation firm was not named and thus the Company believes it is not “named” an expert for purposes of Sections 7(a) or 11(a)(4) of the Securities Act of 1933, as amended (the “Securities Act”). The Company believes that its statement that the valuation was “based upon” an appraisal does not change the Company’s responsibility for the statements or permit the various parties named in Section 11(b)(3) of the Securities Act to assert a different standard of liability in any action involving such valuation as a result of such statement.

NorthStar Realty Finance Corp. 399 Park Avenue, New York, NY 10022 T 212 547-2600 F 212 547-2700

Comment 7 -Note 20. Quarterly Financial Information (Unaudited), page 109

It does not appear you have included all the required quarterly financial information pursuant to Item 302 of Regulation S-K, specifically net income. Please tell us how you have complied with Item 302 of Regulation S-K, or tell us why you believe it was not necessary to disclose this item.

Response to Comment No. 7

The Company has reviewed the disclosure on page 109 in response to the Staff’s comment. Although the current disclosure did not include net income, it did include net income per share and weighted average shares outstanding, which allows investors to determine the net income required to be disclosed under Item 302 of Regulation S-K. The Company will modify its disclosure of the Quarterly Financial Information in its future filings to specifically set forth the Company’s quarterly net income.

Comment 8 - Note 21. Segment Reporting, page 111

We note the real estate debt and real estate securities segments generate income from operations by earning positive spreads. Please tell us how you have complied with paragraph 27 of SFAS 131 or tell us why you believe it was not necessary to disclose the interest income and interest expense by segment.

Response to Comment No. 8

In response to the Staff’s comment, the Company notes that its chief operating decision maker relies on income from continuing operations to assess the performance of the real estate debt and real estate securities segments. The Company believes that in light of such reliance, income from continuing operations is the appropriate measure to use in segment reporting. The Company disclosed in the introductory paragraphs on page 111, the components of income from continuing operations as the positive spread between the yield on its assets and interest cost of its debt. In accordance with the guidance in paragraph 27, the Company believes the disclosure is accurately reflected without a separate disclosure of interest income and expense.

Form 10-Q for the three months ended March 31, 2007

Financial Statements

Comment 9 - Condensed Consolidated Statements of Cash Flows, page 4

NorthStar Realty Finance Corp. 399 Park Avenue, New York, NY 10022 T 212 547-2600 F 212 547-2700

It does not appear you have disclosed cash paid for interest. Please tell us how you have complied with paragraph 29 of SFAS 95, or tell us why you believe it was not necessary to disclose this amount.

Response to Comment No. 9

In response to the Staff’s comment, the Company respectfully refers the Staff to Regulation S-X, Rule 10.01 - Interim Financial Statements, which permits a company’s use of an abbreviated statement of cash flows. The Company understands that cash paid for interest is not a requirement of an abbreviated cash flow statement. Furthermore, it is the Company’s understanding that paragraph 29 of SFAS No. 95 does not specifically refer to abbreviated cash flow statements.

Comment 10 - Condensed Consolidated Statements of Cash Flows, page 4

We note you have disclosed non-cash investing and financing activities. Please clarify for us the reason for these non-cash transactions.

Response to Comment No. 10

In response to the Staff’s inquiry, the Company notes that it has disclosed non-cash investing and financing activities on its statement of cash flows because it had activities that occurred in the current quarter in which no cash was received or used. The Company understands this is not a requirement of an abbreviated cash flow statement; however, believed it would be beneficial to disclosure. An example of such a non-cash activity is the use of warehouse deposits, classified in the cash flow statement in the prior year as investing activity, to acquire securities in the current period.

Notes to Condensed Consolidated Financial Statements

Comment 11 - Note 8. Borrowings

We note that you have a liability that is denominated in Euros. We note you have not discussed your accounting policies for foreign currency transactions in the footnotes to your financial statements. Please explain your consideration of this loan with respect to SFAS 52.

Response to Comment No. 11

The Company notes the Staff’s comment. In a transaction that occurred in the first quarter of 2007, the Company acquired an asset financed by a note, which were both denominated in foreign currency. Since the details of this transaction did not, in the opinion of the Company, rise to a level of materiality requiring disclosure, the Company did not believe a policy footnote disclosure was required. However, in light of the Staff’s comment, the Company will add a policy footnote in its future filings with the SEC.

* * *

NorthStar Realty Finance Corp. 399 Park Avenue, New York, NY 10022 T 212 547-2600 F 212 547-2700

As requested in your letter, the Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you should have any questions concerning these responses, please contact the undersigned at (212) 547-2650 or Lisa Meyer, Chief Accounting Officer at (212) 547-2662.

Sincerely, /s/ Andrew C. Richardson Andrew C. Richardson Chief Financial Officer and Treasurer

cc:	Jennifer Monick (Securities and Exchange Commission) William G. Farrar (Sullivan & Cromwell LLP) Albert Tylis (NorthStar Realty Finance Corp.) Winston Wilson (Grant Thornton LLP)

NorthStar Realty Finance Corp. 399 Park Avenue, New York, NY 10022 T 212 547-2600 F 212 547-2700